U.S. Securities and Exchange Commission

Washington, D.C.  20549

Notice of Exempt Solicitation


1.  Name of Registrant:

CB Bancshares, Inc.

2.  Name of person relying on exemption:

Private Capital Management, L.P.

3.  Address of person relying on the exemption:

8889 Pelican Bay Boulevard, Suite #500
Naples, Florida  34108-7512

4.  Written materials attached.

Writer Direct Dial
(239) 254-2500

May 5, 2003

Via Facsimile and Federal Express
Charles J. Moore
Banc Funds Company LLC
208 South LaSalle St., Suite 1680
Chicago, IL  60604

RE:	CB Bancshares, Inc.  (CBB)

Dear Mr. Moore:

I am writing to you in response to the Proxy Statement filed by CBB on May 5, 2003, relating to the CBB Board of Directors rejection of Central Pacific Financial Corp.s (CPF) offer to purchase all of the outstanding CBB shares. As you may be aware, Private Capital Management, L.P. (PCM), a SEC-registered investment adviser, is presently the beneficial owner of 209,039 shares of CBB, and 1,525,086 shares of CPF.

PCM is most disappointed in what it feels to be subjective and fear-inspiring tactics on behalf of the CBB Board to sway shareholder and public opinion with sound bites rather than address the objective fundamentals of the proposed offer.
While speculation on adverse effects to the people, communities, and economy of Hawaii may make good press, the reality is that the shareholders of CBB are being offered a significant premium for their shares, including an investment with an established and successful CPF management that at least historically has grown CPF stock 150% over the past 4 years.

PCM is urging CBB shareholders to support the CPF proposed acquisition and recognize the opportunity being presented by CPF for increased operating efficiencies, value recognition, and broader product offerings and services, all of which can flow through and benefit the people, communities, and economies of Hawaii. Further, given the consideration offered by CPF, PCM believes that the only potential interests being served through the CBB Board of Directors rejection of the offer is that of the CBB Board of Directors. It is the position of PCM that at an absolute minimum, the CBB Board of Directors owes its shareholders at least an attempt to negotiate with CPF and a failure to do so is not only telling, but certainly not indicative of shareholder best interests.

PCM has not consulted with the Board or management of CBBI or CPF in connection with this communication. I appreciate your consideration of the matters expressed herein.


Sincerely,

/s/ Bruce S. Sherman

Bruce S. Sherman
Chief Executive Officer